February 28, 2014	Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

VIA EDGAR CORRESPONDENCE

Ms. Karen Rossotto

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)
(File Nos. 033-02659; 811-04556)

Dear Ms. Rossotto:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statement filed under Rule 485(a) of the Securities Act of 1933, as amended, on Form N-1A (Accession Number: 0001193125-13-473110) with the Securities and Exchange Commission (the “Commission”) on December 13, 2013, relating to Transamerica Concentrated Growth, Transamerica Global Bond, Transamerica Global Marco, Transamerica Inflation Opportunities, Transamerica Intermediate Bond, and Transamerica Strategic High Income (each, a “Fund” and collectively, the “Funds”), separate series of the Registrant. The Staff’s comments were conveyed to the Registrant by telephone on January 28, 2014.

The Staff noted that all comments to a Fund’s summary section, as noted below, also apply to the disclosure with respect to such Fund in the section entitled “More on each Fund’s Strategies and Investments,” as well as “More on Risks of Investing in the Funds,” as applicable. In addition, it was noted that, as relevant, all comments generally apply to both the Retail and Class I2 Prospectuses of the Fund.

Below are the Staff’s comments on the Registration Statement with respect to the Funds and the Registrant’s responses thereto.

Transamerica Concentrated Growth Prospectus Comments

1.	Fees and Expenses: The Staff noted that additional information regarding sales charge discounts is available in the “Waivers and/or Reductions of Charges” section on page 42 of the fund’s prospectus and in the fund’s statement of additional information (“SAI”) under the heading “Purchase of Shares.” Please reference the page number in the SAI where further information about sales charge discounts may be located.

Response: The Registrant notes that the Prospectus, like the prospectuses for the other series of the Registrant, discloses the section heading in the SAI where further information about sales charge discounts can be located. The Registrant notes that this presentation is consistent with the presentation in other current Transamerica funds prospectuses and the Registrant wishes to keep the disclosure consistent. Accordingly, no change has been made to the Prospectus at this time.

2.	Fees and Expenses: The Staff notes that the SAI contains disclosure regarding expense limitation agreements for the Funds and reminds the Registrant only contractual fee waivers longer than a year may appear in the fee and expense table.

Response: The Registrant confirms that only contractual fee waivers through at least March 1, 2015, are reflected in the fee and expense tables.

3.	Principal Investment Strategies: Please provide a plain English explanation of the sentence “Companies are reviewed on a fundamental basis in the context of long-term secular themes.”

Response: The Registrant notes that Transamerica Concentrated Growth is a new shell fund created in relation to the proposed reorganization of The Torray Fund into the shell fund, as discussed in the Registrant’s Registration Statement on Form N-14 that became effective on January 15, 2014. The Registrant notes that the strategy and risk disclosure for the shell fund was reviewed in the N-14 and provided to shareholders in the final prospectus/proxy statement. The Registrant has therefore not made any revisions to the disclosure at this time.

4.	Principal Investment Strategies: The Staff requests an explanation of the use of “concentrated” and noted that “concentration” has a specific legal meaning under the 1940 Act.

Response: The Registrant confirms that the word “concentrated” is used in the Fund’s name and strategies to explain to shareholders that the Fund generally pursues a focused investment strategy and invests in a limited number of issuers. The Registrant believes the use of “concentrated” in this manner is not confused by the fact that “concentration” also has a specific legal meaning under the 1940 Act. The Registrant also notes that it is aware of other funds that use the word “concentrated” in their names but do not concentrate in an industry or group of industries. See, e.g., Goldman Sachs Concentrated Growth Fund and Nuance Concentrated Value Fund. In addition, the Registrant has made revisions to the Fund’s strategy disclosure to clarify the meaning of “concentrated.” The Registrant further notes that this was addressed in the N-14 review process.

5.	Principal Investment Strategies: Please clarify what the “initial positions” referenced in the sentence “Initial positions range from 2.0% to 3.0% of assets and may be increased over time to between 5.0% and 7.0%” are referring to.

Response: Please see Response Number 3.

6.	Principal Investment Strategies: Please revise disclosure to clarify whether the Fund is diversified or non-diversified.

Response: The Fund is diversified and therefore has not made revisions to the disclosure.

7.	Principal Investment Strategies: Please provide a plain English explanation of the sentence, “In order to achieve effective diversification, correlation among existing and prospective holdings is measured through multiple periods, assigning preference to issues exhibiting low correlation to the portfolio and among sectors.”

Response: Please see Response Number 3.

8.	Principal Investment Strategies: Pursuant to the requirements of Rule 421 under the Securities Act of 1933, please provide a plain English explanation of the sentence, “Excess (positive or negative) relative performance also initiates a review of a security by the sub-adviser.”

Response: Please see Response Number 3.

9.	Principal Risks: The risk “Focused Investments” references investments in “one or more countries.” To the extent the Fund invests in one or more countries, consider including these countries in the “Principal Investment Strategies” section.

Response: Please see Response Number 3.

10.	Principal Risks: Consider adding “Non-Diversification” risk as the Fund may invest up to 7.0% in issuers.

Response: The Fund is diversified and therefore has not made revisions to the disclosure.

11.	Performance: Please confirm that the predecessor fund was a registered investment company. Also, please confirm that all assets of the predecessor fund were acquired, and all liabilities of the predecessor fund were assumed, by the acquiring fund.

Response: The Registrant so confirms.

12.	Performance: Please confirm that performance information has been adjusted to reflect the maximum sales loads.

Response: The Registrant notes that Class I shares do not have sales loads.

13.	Performance: The Staff noted that any differences between the predecessor fund and the Fund’s investment objective, strategies, risks and polices should be highlighted.

Response: The Registrant believes the current disclosure and the effective N-14 identified the salient differences between the predecessor fund and the Fund. The Registrant notes that, as disclosed in the N-14, the predecessor fund and the Fund have substantially similar investment objectives, strategies and risks. The Registrant has therefore made no revisions to the disclosure.

14.	Tax Information: Please add the following to the end of the last sentence in this section: “, in which case your distributions may be taxed when withdrawn from the tax-deferred account.”

Response: The Registrant has made revisions consistent with the Staff’s comment.

Transamerica Global Bond Prospectus Comments

15.	Fund Name/Principal Investment Strategies: The use of “bond” in the Fund’s name suggests a particular type of investment. In the 80% test required by Rule 35d-1 of the Investment Company Act of 1940 (the “Names Test”) in the Fund’s “Principal Investment Strategies” section, the term “fixed income securities” is used. Please replace “fixed income with the term “bond.”

Response: The Registrant has made revisions consistent with the Staff’s comment.

16.	Principal Investment Strategies: With respect to the language “securities or structured products that are linked to or derive their value from another security,” please list and define the types of investments considered to be “structured products.” Please confirm if these types of investments are considered as part of the Names Test.

Response: The Registrant notes that these securities are not included in the Names Test. The Registrant has made changes consistent with the Staff’s comment.

17.	Principal Investment Strategies: Please add disclosure indicating how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world.

Response: The Registrant has made revisions consistent with the Staff’s comment.

18.	Principal Investment Strategies: Please add disclosure indicating the average “duration” or “maturity” for the securities held by the Fund.

Response: The Registrant has made revisions consistent with the Staff’s comment.

19.	Principal Investment Strategies: Please consider adding “subordinated securities” and “non- subordinated securities” to the Fund’s principal investment strategies as these terms are used in “Credit” risk.

Response: The Registrant believes that the Fund’s current disclosure is adequate and has therefore not made revisions to the disclosure.

20.	Principal Investment Strategies: Please consider adding “currency futures, forwards and options” to the Fund’s principal investment strategies as these terms are used in “Currency Hedging” risk.

Response: The Registrant has made revisions consistent with the Staff’s comment.

21.	Principal Risks: Please revise the “Derivatives” risk disclosure to focus on those derivatives in which the Fund will invest.

Response: The Registrant believes that the Fund’s current disclosure appropriately discloses the risks associated with investing in derivatives and is consistent with the requirements of Item 4 of Form N-1A. The Registrant has therefore not made revisions to the disclosure.

22.	Principal Investment Strategies: If applicable, please revise disclosure to reflect that “structured products that are linked to or derive their value from another security” can refer to mortgage-related and asset-backed securities. If mortgage-related and asset-backed securities are included in the principal investment strategy, please add “Mortgage-Related and Asset-Backed Securities” as a principal risk of the Fund.

Response: The Fund will not invest in mortgage-related and asset-backed securities as a principal investment strategy and has therefore removed the “Mortgage-Related and Asset-Backed Securities” risk.

23.	Performance: If performance information will be made available on the Fund’s website, or otherwise, prior to the Fund’s first full calendar year, please add disclosure to reflect this.

Response: The Registrant has made revisions consistent with the Staff’s comment.

Transamerica Inflation Opportunities Prospectus Comments

24.	Investment Objective: Please remove “prudent investment management” from the Fund’s investment objective as this is a strategy.

Response: The Registrant has made revisions consistent with the Staff’s comment.

25.	Principal Investment Strategies: Please provide the average “duration” or “maturity” for the securities held by the Fund.

Response: The Registrant has made revisions consistent with the Staff’s comment.

26.	Principal Investment Strategies: If the Fund will use “credit default swaps,” confirm supplementally that the full notional value of the swap will be covered.

Response: If the Fund is the seller of a credit default swap, the Fund will cover the full notional value of the swap.

27.	Principal Investment Strategies: If applicable, please revise disclosure to reflect that “active trading” is a principal investment strategy of the Fund. If “active trading” is not a principal investment strategy, please remove “Active Trading” from the “Principal Risk” section.

Response: The Registrant has removed the “Active Trading” risk factor.

28.	Principal Investment Strategies: If applicable, please revise disclosure to reflect that “dollar rolls” are a principal investment strategy of the fund. If “dollar rolls” are not a principal investment strategy, please remove “Dollar Rolls” from the “Principal Risk” section.

Response: The Registrant has removed the “Dollar Rolls” risk factor.

29.	Principal Investment Strategies: If applicable, please revise disclosure to reflect that “repurchase agreements” are a principal investment strategy of the fund. If “repurchase agreements” are not a principal investment strategy, please remove “Repurchase Agreements” from the “Principal Risk” section.

Response: The Registrant has removed the “Repurchase Agreements” risk factor.

Transamerica Strategic High Income Prospectus Comments

30.	Principal Investment Strategies: Please explain the term “credit securities” as it is used in Principal Investment Strategies. If “credit securities” and “fixed income securities” have substantially the same definition, consider replacing “credit securities” for consistency.

Response: The Registrant has made revisions consistent with the Staff’s comment.

31.	Principal Investment Strategies: Please move the disclosure defining “junk bonds” to the first use of “high yield bonds.”

Response: The Registrant has made revisions consistent with the Staff’s comment.

32.	Principal Investment Strategies: Please provide the average “duration” or “maturity” for the securities held by the Fund.

Response: The Registrant has made revisions consistent with the Staff’s comment.

33.	Principal Investment Strategies/Principal Risks: Please confirm that “Emerging Markets” risk is applicable to this Fund and, if so, include related disclosure in the Fund’s principal investment strategies section.

Response: The Registrant has removed the “Emerging Markets” risk factor.

34.	Principal Investment Strategies: Please consider moving “depositary receipts” to a more prominent location in the Principal Investment Strategies section as the Fund may invest up to 25% of its assets in foreign securities.

Response: The Registrant believes that the Fund’s current disclosure appropriately discloses the Fund’s principal investment strategies, and as such, no revisions have been made.

35.	Principal Investment Strategies: Based on the current disclosure related to the Fund’s ability to hold securities of companies as small as $3 billion, please add either mid-cap risk or small and mid-cap risk disclosure.

Response: The Registrant has made revisions consistent with the Staff’s comment.

36.	Fees and Expenses: Please confirm that the Fund has as a principal investment strategy to invest in exchange traded funds and, if so, that there is not more than one basis point of acquired fund fees and expenses included as part of “Other expenses” in the fee table.

Response: The Registrant so confirms.

Transamerica Global Macro Prospectus Comments

37.	Principal; Investment Strategies: Please explain how “long and short” investment strategies will each be used to help the Fund achieve its investment objectives.

Response: The Registrant believes the current disclosure appropriately discloses the information required by Item 4 of Form N-1A. The Registrant has therefore not made revisions to the disclosure.

38.	Principal Investment Strategies: With respect to the Fund’s wholly-owned Cayman subsidiary (the “Subsidiary”), please supplementally address the following matters: Compliance with Section 8, Compliance with Section 18, Compliance with Section 15, Compliance with Section 17, Subsidiary’s fees and expenses, Subsidiary’s strategies and risks, consolidated financial statements, Service of Process, Inspection of Books and Records, and Signing of Registration Statement by Subsidiary Board.

Response: a.	Compliance with Section 8: As discussed in the “Investment in Subsidiary” section of the SAI, the Fund and the Subsidiary will generally test for compliance with the Fund’s investment restrictions on a consolidated basis.

b.	Compliance with Section 18: The Subsidiary will comply with the requirement of Section 18(f) of the 1940 Act and related SEC guidance pertaining to asset coverage with respect to transactions in derivatives.

c.	Compliance with Section 15: The Registrant confirms that the investment advisory and sub-advisory agreements relating to the Subsidiary were approved by the Registrant’s Board of Trustees at an in-person Board meeting in accordance with Section 15(c) of the 1940 Act.

d.	Compliance with Section 17: The Subsidiary will comply with the restrictions on affiliated transactions set forth in Sections 17(a) and (d) of the 1940 Act. The assets of the Subsidiary are held consistent with the custody requirements of Section 17(f) of the 1940 Act. The Subsidiary has the same custodian as the Fund (State Street Bank and Trust Company).

e.	Subsidiary’s fees and expenses: The Fund does not currently invest in the Subsidiary. Following such investment, the Subsidiary’s fees and expenses will be reflected in the fund’s fee table.

f.	Subsidiary’s strategies and risks: The Registrant confirms that it has disclosed the strategies and risks associated with the Subsidiary as strategies and risks associated with investing in the Fund.

g.	Consolidated financial statements: The Subsidiary’s financial statements will be consolidated with those of the Fund.

h.	Service of Process: The Registrant confirms that the Subsidiary has designated an agent in the U.S. for service of process. -

i.	Inspection of Books and Records: The Registrant confirms that the Subsidiary’s books and records will be made available to the Staff for inspection upon request.

j.	Signing of Registration Statement by Subsidiary Board: The Registrant does not believe the Subsidiary is required to execute the Registrant’s post-effective amendments to its registration statement. The Subsidiary is not offering any securities in the U.S., nor is the Subsidiary a co-issuer of the Fund’s securities.

39.	Principal Investment Strategies: Please add disclosure indicating how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world.

Response: The Registrant has made revisions consistent with the Staff’s comment.

40.	Principal Investment Strategies: If the Funds will use “credit default swaps,” confirm supplementally that the full notional value of the swap will be covered.

Response: If the Fund is the seller of a credit default swap, the Fund will cover the full notional value of the swap.

41.	Principal Investment Strategies: Please provide a plain English explanation of the phrase “monetizing investment views” and consider revising this disclosure.

Response: The Registrant notes that immediately following the phrase “monetizing investment views,” the phrase is explained as “the most efficient way of implementing fundamental views across asset classes and identifying favorable risk/return characteristics while paying particular attention to liquidity, cost, volatility and capital efficiency.” Accordingly, no changes have been made to the Prospectus disclosure.

42.	Fees and Expenses: Please confirm that dividends and expenses related to short sales will be reflected in the fee table. The Staff notes that these expenses should be included as part of “Other expenses” in the fee table.

Response: The Registrant so confirms.

43.	Principal Risks: Please revise and update the “CFTC Regulation” risk.

Response: The Registrant has made revisions consistent with the Staff’s comment.

44.	Principal Risks: Please confirm that “Convertible Securities” risk is applicable to this Fund and, if so, include related disclosure in the Fund’s principal investment strategies section.

Response: The Registrant has removed the “Convertible Securities” risk factor.

45.	Principal Risks: Please revise the “Derivatives” risk disclosure to focus on those derivatives in which the Fund will invest.

Response: The Registrant believes that the Fund’s current disclosure appropriately discloses the risks associated with investing in derivatives and is consistent with the requirements of Item 4 of Form N-1A. The Registrant has therefore not made revisions to the disclosure.

46.	Principal Risks: Please confirm that investments in closed-end funds as stated in “Investment Companies” risk is applicable to this Fund and, if so, include related disclosure in the Fund’s principal investment strategies section.

Response: The Registrant believes that the Fund’s current disclosure appropriately discloses the risks associated with investing in derivatives and is consistent with the requirements of Item 4 of Form N-1A. The Registrant has therefore not made revisions to the disclosure.

47.	Fees and Expenses: Please confirm whether the Fund has as a principal investment strategy to invest in exchange traded funds and, if so, that there is not more than one basis point of acquired fund fees and expenses included as part of “Other expenses” in the fee table.

Response: The Registrant confirms that there is not more than one basis point of acquired fund fees and expenses included in “Other expenses.”

48.	Principal Risks: Please confirm that the Fund’s investment strategies are not constrained by any market capitalization range and, if so, please consider removing “Small and Medium Capitalization Companies” risk from the “Principal Risk” section.

Response: The Registrant so confirms and believes the risk disclosure is consistent with the requirements of Item 4 of Form N-1A. The Registrant has therefore not made revisions to the disclosure.

49.	Principal Investment Strategies: Please disclose the authority on which Transamerica Global Macro will rely to determine that income from the fund’s wholly-owned Cayman subsidiary (the “Subsidiary”) will constitute qualifying income in order for the fund to qualify as a regulated investment company under the Internal Revenue Code.

Response: As discussed in the “Subsidiary” risk factor in the fund’s Prospectus and in the “Investment in Subsidiary” section of the SAI, the fund has received a private letter ruling from the Internal Revenue Service which confirms that, in general, income derived from the Subsidiary would not jeopardize the fund’s ability to meet the source-of-income requirements applicable to regulated investment companies under federal tax law.

50.	Principal Investment Strategies/Principal Risks: Please confirm that “Emerging Markets” risk is applicable to this Fund and, if so, include related disclosure in the Fund’s principal investment strategies section.

Response: The Registrant so confirms and believes the risk disclosure is consistent with the requirements of Item 4 of Form N-1A. The Registrant has therefore not made revisions to the disclosure.

Transamerica Intermediate Bond Prospectus Comments

51.	Fund Name/Principal Investment Strategies: The use of “bond” in the Fund’s name suggests a particular type of investment. In the 80% test required by the Names Test in the Fund’s “Principal Investment Strategies” section, the term “fixed income securities” is used. Please replace “fixed income” with the term “bond.”

Response: The Registrant has made revisions consistent with the Staff’s comment.

52.	Principal Investment Strategies: If the Funds will use “credit default swaps,” confirm supplementally that the full notional value of the swap will be covered.

Response: If the Fund is the seller of a credit default swap, the Fund will cover the full notional value of the swap.

53.	Principal Investment Strategies: If applicable, please revise disclosure to reflect that “dollar rolls” are a principal investment strategy of the fund. If “dollar rolls” are not a principal investment strategy, please remove “Dollar Rolls” from the “Principal Risk” section.

Response: The Registrant has made revisions consistent with the Staff’s comment.

54.	Principal Risks: Please provide an example of how “duration” impacts the Fund. The Staff notes that the requested duration example could be added to the “Interest Rate” risk disclosure under Item 9.

Response: The Registrant has made revisions consistent with the Staff’s comment.

55.	Principal Investment Strategies: The Fund’s Principal Investment Strategies includes the sentence “The fund may also invest in U.S. Treasury and agency securities, municipal bonds, asset-backed securities (including collateralized loan obligations (“CLO”s), collateralized bond obligations (“CBO”s) and collateralized debt obligations (“CDO”s)), commercial mortgage-backed securities (“CMBS”), high quality short-term obligations and repurchase agreements, and in securities of foreign issuer including emerging market debt securities.” Please add corresponding principal risk disclosure to reference CLO’s, CBO’s, CDO’s and CMBS.

Response: The Registrant believes that the Fund’s current disclosure appropriately discloses the risks associated with investing in mortgage and asset-backed securities and is consistent with the requirements of Item 4 of Form N-1A. The Registrant has therefore not made revisions to the disclosure.

56.	Principal Investment Strategies: If applicable, please revise disclosure to reflect that “municipal securities” are a principal investment strategy of the fund. If “municipal securities” are not a principal investment strategy, please remove “Municipal Securities” from the “Principal Risk” section.

Response: The Registrant has made revisions consistent with the Staff’s comment.

57.	Performance: Please confirm that the reference to Transamerica High Income is intending to reference Transamerica Strategic High Income.

Response: The Registrant so confirms and has made revisions consistent with the Staff’s comment.

58.	Performance: Please revise the disclosure to indicate that the average annual returns for each index reflects no deduction for fees, expenses or taxes.

Response: The Registrant has made revisions consistent with the Staff’s comment.

General Prospectus Comments

59.	More on the Risks of Investing in the Funds: There are risk disclosures in this section of the prospectus that do not appear to relate to these Funds. Please confirm whether these risks are applicable to these Funds.

Response: The Registrant notes that the additional risks are associated with funds of the Registrant that will be included in the Registrant’s annual update filing.

60.	Performance: Please revise the disclosure to indicate that the average annual returns for each index reflects no deduction for fees, expenses or taxes.

Response: The Registrant has made revisions consistent with the Staff’s comment.

61.	Choosing a Share Class: Please add a footnote to the table entitled “Class A Share Quantity Discounts” indicating that purchases of $1,000,000 and over will incur a contingent deferred sales charge if any of those shares are redeemed within 24 months of purchase.

Response: The Registrant has made revisions consistent with the Staff’s comment.

62.	Distribution Plan: Please remove the sentence “Even though Class B and C shares do not carry up-front sales loads, the higher distribution and service fees payable by those shares under the Rule 12b-1 Plan, may over time, be higher than the total fees paid by owners of Class A shares.”

Response: The Registrant believes that the Fund’s current disclosure is helpful to shareholders and is consistent with the requirements of Item 19 of Form N-1A. The Registrant has therefore not made revisions to the disclosure.

Statement of Additional Information Comments

63.	Investment Policies/Additional Information Regarding Investment Practices: Please revise the narrative disclosure under “Additional Information about Fundamental Investment Policies” on concentration to clarify that the Funds cannot invest “without limit” in municipal securities without taking into account the industry in which the municipality invests.

Response: The Registrant has not made the requested change regarding municipal securities. The Registrant is unaware of any requirement under the 1940 Act, the rules promulgated thereunder or Form N-1A that requires this change. The Registrant is also unaware of any support for this change in the views of the Staff with respect to industry concentration as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977).

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1844 with any questions.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Assistant Secretary